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New Artist!

Introducing

GRACE HARTIGAN

Hartigan is an acclaimed Abstract Expressionist painter collected by major names including the Rockefellers and Guggenheims. We're excited to tap into her market's recent price growth.

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Who is Grace Hartigan?

A Important Force in Abstract Expressionism

Hartigan (1922–2008) was a leading American Abstract Expressionist, celebrated for her dynamic fusion of bold abstraction and figurative elements.

Part of the New York art scene alongside her more recognizable and commercial contemporaries' painters like Joan Mitchell and Helen Frankenthaler—whose markets have accelerated—Hartigan's work has seen a rise in interest over the last 5 years.




Joan Mitchell
Helen Frankenthaler
Grace Hartigan

Why This Painting?

High Growth In Demand For Similar Works

Since 1985, works comparable to our offering have seen steadily increasing interest, with momentum accelerating at a rate of 25.4% from 2015-2022.

To further capitalize on the potential for our offering, we secured a prime Hartigan painting from the early 1960s, one of her most sought-after periods. Similar works make up 2 of her top 10 auction results, underscoring their desirability and market strength.

Growth Rates For Similar Works


$500K
$400K
$300K
$200K
$100K
1990
2000
2010
2020

From 2015-2022

25.4%

Since 1985-2022

13.1%

Similar Sales

8

20

Who Are Her Collectors?

Collected by the Rockefellers and Guggenheims

Hartigan's work has been collected by prestigious figures like the Rockefellers and Guggenheims, as well as major institutions including the Whitney Museum of American Art, the Museum of Modern Art (MoMA), and the Metropolitan Museum of Art.



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Important Disclosures

View offering circular here. Investing involves risk. Past results are not indicative of future outcomes.

Masterworks is providing this communication as an agent for its issuer entities, not Masterworks Advisers. Content does not contain legal, tax, investment advice, or a personalized recommendation. Masterworks is not a licensed broker-dealer by the SEC or FINRA.

Masterworks can only make and accept sales after an offering statement has been filed, and "qualified", by the SEC. Any offers may be revoked before notice of qualification. Indications of interest involve no obligation. For further disclosure on Regulation A Offerings, Risks of Investing, Performance Metrics, Art Market Data, Progress Bar, and more visit the offering documents filed with the SEC and Important Disclosures at masterworks.com/cd.

Art sales price data is comparative only. Each painting is unique and historical data is not a direct proxy for any specific painting or investment. Data represents whole art not an investment into our offerings which includes fees and expenses. Past sales are not indicative of future results.

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